Exhibit 12.1

Monitronics International Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six months ended			Dec 17 - Dec 31,	Jul 1 - Dec 16,	Fiscal Year Ended June 30,
	June 30, 2013	12/31/2012	12/31/2011	2010	2010	6/30/2010	6/30/2009	6/30/2008
	Successor				Predecessor	Predecessor

Income (loss) before income taxes	3,506	(13,414)	(3,487)	(4,121)	5,151	2,066	(54,452)	(83,522)
Capitalized interest	—	—	—	—	—	—	—	—
Depreciation of capitalized interest	—	—	—	—	—	—	—	—
Adjusted pre-tax income from continuing operations	3,506	(13,414)	(3,487)	(4,121)	5,151	2,066	(54,452)	(83,522)
Fixed charges
Interest on long-term and short-term debt (1)	40,593	71,328	42,655	1,837	9,394	19,139	24,925	54,034
Capitalized interest	—	—	—	—	—	—	—	—
Rental expenses representative of an interest factor	318	618	622	23	267	582	580	582
Total fixed charges	40,911	71,946	43,277	1,860	9,661	19,721	25,505	54,616

Pre-tax income from continuing operations plus fixed charges	44,417	58,532	39,790	(2,261)	14,812	21,787	(28,947)	(28,906)

RATIO OF EARNINGS TO FIXED CHARGES	1.1	—	—	—	1.5	1.1	—	—

Deficit	—	13,414	3,487	4,121	—	—	54,452	83,522

(1) includes amortization of deferred financing costs and debt discount